

CRYPTO CLIMATE ACCORD

Signatory Letter

This letter represents a public commitment to support the overall and interim objectives of the Crypto Climate Accord, as follows:

> *The Crypto Climate Accord's overall objective is to decarbonize the global crypto industry by prioritizing climate stewardship and supporting the entire crypto industry's transition to net zero greenhouse gas emissions by 2040. The Accord has two specific interim objectives:*
>
> *Objective 1: Achieve net-zero emissions from electricity consumption for CCA Signatories by 2030.*
>
> *Objective 2: Develop standards, tools, and technologies with CCA Supporters to accelerate the adoption of and verify progress toward 100% renewably-powered blockchains by the 2025 UNFCCC COP30 conference.*

Moreover, by signing this letter, Fernhill Corp. ["Signatory" company], registered at 3773 Howard Hughes Pkwy, Suite 500s, Las Vegas NV 89169 [street, number, postal code, town, country], affirms its public commitment to achieve net-zero emissions from electricity consumption associated with all of its crypto-related operations and to report progress toward this net-zero emissions target using best industry practices.

By signing and submitting this letter, Signatory permits full public recognition (including the use of Signatory's logo and references in public communications) and responsibilities of this commitment.

Please submit the fully executed copy via email to the Crypto Climate Accord to formalize this commitment and put this commitment on record. If Signatory decides to withdraw its commitment, then Signatory must submit its withdrawal in writing to Energy Web to formalize its withdrawal as a Signatory.

[signature]	[signature]
Signature from authorized individual	2nd signature (if needed)
June 24, 2021	June 24, 2021
Date	Date (if 2nd signature needed)